Exhibit 99.1

So-Young Reports Unaudited Fourth Quarter and Fiscal Year 2023 Financial Results

BEIJING, China, Mar. 20, 2024 — So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Total revenues were RMB390.6 million (US$55.0 million1), compared with RMB325.1 million in the corresponding period of 2022, in line with previous guidance.

•	Net income attributable to So-Young International Inc. was RMB17.5 million (US$2.5 million), compared with net income attributable to So-Young International Inc. of RMB31.3 million in the same period of 2022.

•	Non-GAAP net income attributable to So-Young International Inc.[2] was RMB35.3 million (US$5.0 million), compared with non-GAAP net income attributable to So-Young International Inc. of RMB38.8 million in the same period of 2022.

Fourth Quarter 2023 Operational Highlights

•	Average mobile MAUs were 2.7 million, compared with 4.0 million in the fourth quarter of 2022.

•	Number of medical service providers subscribing to information services on So-Young’s platform was 1,289, compared with 1,489 in the fourth quarter of 2022.

•	Total number of purchasing users through reservation services was 139.0 thousand and the aggregate value of medical aesthetic treatment transactions facilitated by So-Young’s platform was RMB470.9 million.

Fiscal Year 2023 Financial Highlights

•	Total revenues were RMB1,498.0 million (US$211.0 million) in the full year 2023, an increase of 19.1% from RMB1,257.9 million in the prior year.

•	Net income attributable to So-Young International Inc. was RMB21.3 million (US$3.0 million) in the full year 2023, compared with a net loss attributable to So-Young International Inc. of RMB65.6 million in the prior year.

•	Non-GAAP net income attributable to So-Young International Inc. was RMB57.6 million (US$8.1 million) in the full year 2023, compared with a non-GAAP net loss attributable to So-Young International Inc. of RMB22.2 million in the prior year.

1 This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB7.0999 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on December 29, 2023.

2 Non-GAAP net income attributable to So-Young International Inc. is defined as net income attributable to So- Young International Inc. excluding share-based compensation expenses attributable to So-Young International Inc. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Share Repurchase Program and Special Cash Dividend

In March 2024, the board of directors of the Company authorized a share repurchase program under which the Company is authorized to repurchase up to an aggregate value of US$25 million of its shares (including in the form of ADS) during the 12-month period beginning from March 22, 2024.

The Company's proposed repurchases may be effected from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company's board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company expects to fund the repurchases out of its cash balance.

The board of directors of the Company declared a special cash dividend of US$0.078 per ordinary share, or US$0.06 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 12, 2024, U.S. Eastern Time, payable in U.S. dollars. The ex-dividend date will be April 11, 2024. The payment date is expected to be on or around April 29, 2024. Dividend to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement. The total amount of cash to be distributed for the dividend is expected to be approximately US$6 million, which will be funded by surplus cash on the Company's balance sheet.

Mr. Xing Jin, Co-Founder and Chief Executive Officer of So-Young, commented, “We are extremely pleased with what we accomplished in 2023. We closed out a difficult year on solid footing with a 20% increase in revenue for the fourth quarter to nearly RMB391 million, in line with our guidance, and regained profitability for the year with net income attributable to So-Young International Inc. of RMB17.5 million. In many ways, 2023 presented an even more challenging situation than the COVID-19 pandemic did. In this context, our financial results for the year are even more impressive and a testament to our resilience and adaptability in the face of evolving consumer behaviors and market practices. Looking back on the past year, we believe our differentiated strategy with a focus on premium services and products for high-tier users was - and will continue to be - key to maintaining stable growth going forward. The model clinic that we set up at our headquarters-focused on light aesthetic procedures-is a good example of this quality focus. Our supply chain business directly compliments this by allowing us to better keep on top of trends and guarantee the quality of our products as we secure additional product certifications. We are confident that these new businesses will become significant contributors to revenue in the coming quarters.”

Mr. Hui Zhao, Chief Financial Officer of So-Young, added, “The US$25 million share repurchase program and US$0.06 per ADS special cash dividend reflect our confidence in our future business prospects and commitment to returning capital to shareholders while ensuring that we have the resources necessary to fuel the future growth of our business.”

Fourth Quarter 2023 Financial Results

Revenues

Total revenues were RMB390.6 million (US$55.0 million), an increase of 20.1% from RMB325.1 million in the same period of 2022. The increase was primarily due to the increase in revenues generated by So-Young Prime and sales of cosmetic injectables.

•	Information services and other revenues were RMB268.1 million (US$37.8 million), an increase of 15.8% from RMB231.5 million in the same period of 2022. The increase was primarily due to an increase in revenues generated by So-Young Prime.

•	Reservation services revenues were RMB20.6 million (US$2.9 million), a decrease of 20.7% from RMB26.0 million in the same period of 2022. The decrease was primarily due to the operating strategy which gave higher subsidies to end users.

•	Sales of medical products and maintenance services[3] revenues were RMB101.9 million (US$14.4 million), an increase of 50.6% from RMB67.7 million in the same period of 2022, primarily due to an increase in sales of cosmetic injectables.

Cost of Revenues4

Cost of revenues was RMB137.6 million (US$19.4 million), an increase of 56.0% from RMB88.2 million in the fourth quarter of 2022. The increase was primarily due to an increase in costs associated with So-Young Prime and the sales of cosmetic injectables. Cost of revenues included share-based compensation expenses of RMB0.2 million (US$0.0 million), compared with RMB1.0 million in the corresponding period of 2022.

•	Cost of services and others were RMB94.1 million (US$13.3 million), an increase of 73.6% from RMB54.2 million in the fourth quarter of 2022. The increase was primarily due to an increase in costs associated with So-Young Prime.

•	Cost of medical products sold and maintenance services were RMB43.6 million (US$6.1 million), an increase of 28.1% from RMB34.0 million in the fourth quarter of 2022. The increase was primarily due to an increase in costs associated with the sales of cosmetic injectables.

Operating Expenses

Total operating expenses were RMB257.8 million (US$36.3 million), an increase of 21.3% from RMB212.6 million in the fourth quarter of 2022.

•	Sales and marketing expenses were RMB126.2 million (US$17.8 million), an increase of 28.3% from RMB98.4 million in the fourth quarter of 2022. The increase was primarily due to an increase in payroll costs and the expenses associated with branding and user acquisition activities. Sales and marketing expenses included share-based compensation expenses of RMB2.8 million (US$0.4 million), compared with RMB0.4 million in the corresponding period of 2022.

•	General and administrative expenses were RMB86.7 million (US$12.2 million), an increase of 18.4% from RMB73.2 million in the fourth quarter of 2022. The increase was due to an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses included share-based compensation expenses of RMB13.2 million (US$1.9 million), compared with RMB4.3 million in the corresponding period of 2022.

•	Research and development expenses were RMB45.0 million (US$6.3 million), an increase of 9.6% from RMB41.1 million in the fourth quarter of 2022. The increase was primarily attributable to an increase in payroll costs. Research and development expenses included share-based compensation expenses of RMB1.6 million (US$0.2 million), compared with RMB1.8 million in the corresponding period of 2022.

3 In the year of 2023, in light of the better monitoring business development of upstream supply chain, the Company grouped the revenue generated from sales of cosmetic injectables and sales of equipment and maintenance services into one line item, which is renamed as sales of medical products and maintenance services.

The sale of cosmetic injectables was previously reported in line item of information services and others. The information services and others for prior periods and the year of 2022 have also been retrospectively updated. The amount reclassified from information services and others to sales of medical products and maintenance services are RMB2.4 million for the fourth quarter of 2022 and RMB18.3 million for the year of 2022.

4 In the year of 2023, the previous line item cost of revenues was separated into two line items, which are cost of medical products sold and maintenance services and cost of services and others. Cost of medical products sold and maintenance services primarily consists of expenditures relating to medical products and maintenance services, and the remaining cost of revenues is reclassified into cost of services and others. The cost of medical products sold and maintenance services and cost of services and others for prior periods and the year of 2022 have also been retrospectively reclassified.

Income Tax Benefits

Income tax benefits were RMB10.8 million (US$1.5 million), which was primarily due to the impact of additional deduction for research and development expenditures, compared with income tax benefits of RMB2.4 million in the same period of 2022.

Net Income Attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB17.5 million (US$2.5 million), compared with a net income attributable to So-Young International Inc. of RMB31.3 million in the fourth quarter of 2022.

Non-GAAP Net Income Attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses attributable to So-Young International Inc., was RMB35.3 million (US$5.0 million), compared with RMB38.8 million non-GAAP net income attributable to So-Young International Inc. in the same period of 2022.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.18 (US$0.03) and RMB0.18 (US$0.03), respectively, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of RMB0.29 and RMB0.29, respectively, in the same period of 2022.

Fiscal Year 2023 Financial Results

Revenues

Total revenues were RMB1,498.0 million (US$211.0 million), an increase of 19.1% from RMB1,257.9 million in fiscal year 2022.

•	Information services and other revenues were RMB1,063.2 million (US$149.7 million), an increase of 22.2% from RMB870.1 million in fiscal year 2022. The increase was primarily due to an increase in revenues generated by So-Young Prime.

•	Reservation services revenues were RMB101.3 million (US$14.3 million), a decrease of 21.3% from RMB128.7 million in fiscal year 2022. The decrease was primarily due to our operating strategy to provide higher subsidies to end users.

•	Sales of medical products and maintenance services revenues were RMB333.5 million (US$47.0 million), an increase of 28.7% from RMB259.1 million in fiscal year 2022, primarily due to an increase in sales of cosmetic injectables.

Cost of Revenues

Cost of revenues were RMB544.3 million (US$76.7 million), an increase of 38.4% from RMB393.3 million in fiscal year 2022. The increase was primarily due to an increase in costs associated with So-Young Prime and the sales of cosmetic injectables. In addition, cost of revenues for fiscal year 2023 included share-based compensation expenses of RMB1.8 million (US$0.3 million), compared to RMB8.3 million in fiscal year 2022.

•	Cost of services and others were RMB385.6 million (US$54.3 million), an increase of 52.1% from RMB253.5 million in fiscal year 2022. The increase was primarily due to an increase in costs associated with So-Young Prime.

•	Cost of medical products sold and maintenance services were RMB158.8 million (US$22.4 million), an increase of 13.6% from RMB139.8 million in fiscal year 2022. The increase was primarily due to an increase in costs associated with the sales of cosmetic injectables.

Operating Expenses

Total operating expenses were RMB1,014.7 million (US$142.9 million), an increase of 4.9% from RMB967.4 million in fiscal year 2022.

•	Sales and marketing expenses were RMB520.5 million (US$73.3 million), an increase of 10.2% from RMB472.1 million in fiscal year 2022. The increase was primarily due to an increase in expenses associated with branding and user acquisition activities. Sales and marketing expenses for fiscal year 2023 included share-based compensation expenses of RMB5.7 million (US$0.8 million), compared to RMB6.8 million in fiscal year 2022.

•	General and administrative expenses were RMB290.8 million (US$41.0 million), an increase of 11.7% from RMB260.2 million in fiscal year 2022. The increase was due to an increase in payroll costs associated with the expansion of administrative employees to support our business upgrade and new strategic businesses. General and administrative expenses for 2023 included share-based compensation expenses of RMB23.6 million (US$3.3 million), compared to RMB19.0 million in fiscal year 2022.

•	Research and development expenses were RMB203.5 million (US$28.7 million), a decrease of 13.4% from RMB235.1 million in fiscal year 2022. The decrease was primarily attributable to improvements in staff efficiency. Research and development expenses for 2023 included share-based compensation expenses of RMB5.3 million (US$0.7 million), compared to RMB9.3 million in fiscal year 2022.

Income Tax Benefits

Income tax benefits were RMB18.1 million (US$2.5 million), which was primarily due to the impact of additional deduction for research and development expenditures, compared with an income tax benefits of RMB21.0 million in fiscal year 2022.

Net Income/(Loss) Attributable to So-Young International Inc.

Net income attributable to So-Young International Inc. was RMB21.3 million (US$3.0 million), compared with a net loss attributable to So-Young International Inc. of RMB65.6 million in fiscal year 2022.

Non-GAAP Net Income/(Loss) Attributable to So-Young International Inc.

Non-GAAP net income attributable to So-Young International Inc., which excludes the impact of share-based compensation expenses attributable to So-Young International Inc., was RMB57.6 million (US$8.1 million), compared with a non-GAAP net loss attributable to So-Young International Inc. of RMB22.2 million in fiscal year 2022.

Basic and Diluted Earnings/(Loss) per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB0.21 (US$0.03) and RMB0.21 (US$0.03), respectively, compared with basic and diluted loss per ADS attributable to ordinary shareholders of RMB0.61 and RMB0.61 in fiscal year 2022.

Cash and Cash Equivalents, Restricted Cash and Term Deposits, Term Deposits and Short-Term Investments

As of December 31, 2023, cash and cash equivalents, restricted cash and term deposits, term deposits and short-term investments were RMB1,341.6 million (US$189.0 million), compared with RMB1,585.3 million as of December 31, 2022.

Business Outlook

For the first quarter of 2024, So-Young expects total revenues to be between RMB290.0 million (US$40.8 million) and RMB310.0 million (US$43.7 million), representing a 6.5% to 0.0% decrease from the same period in 2023. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, as well as customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations and non-GAAP net income/(loss) attributable to So-Young International Inc. by excluding share-based compensation expenses from income/(loss) from operations and net income/(loss) attributable to So-Young International Inc., respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future. All these are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call Information

So-Young's management will hold an earnings conference call on Wednesday, March 20, 2024, at 7:30 AM U.S. Eastern Time (7:30 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
Mainland China：	4001-201203
US:	+1-888-346-8982
Hong Kong：	+852-301-84992
Passcode:	So-Young International Inc.

A telephone replay will be available two hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 27, 2024. The dial-in details are:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	5107574

Additionally, a live and archived webcast of this conference call will be available at http://ir.soyoung.com.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as So-Young’s strategic and operational plans, contain forward-looking statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: So-Young’s strategies; So-Young’s future business development, financial condition and results of operations; So-Young’s ability to retain and increase the number of users and medical service providers, and expand its service offerings; competition in the online medical aesthetic service industry; changes in So-Young’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online medical aesthetic service industry, general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian Xu

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Julie Zhu

Phone: +86-10-5900-1548

E-mail: julie.zhu@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	694,420	426,119	60,018
Restricted cash and term deposits	14,908	14,695	2,070
Trade receivables	36,006	57,219	8,059
Inventories, net	120,480	118,924	16,750
Receivables from online payment platforms	14,787	23,158	3,262
Amounts due from related parties	33,382	9,212	1,297
Term deposits and short-term investments	875,955	900,823	126,878
Prepayment and other current assets	126,889	171,774	24,194
Total current assets	1,916,827	1,721,924	242,528
Non-current assets:
Long-term investments	227,959	261,016	36,763
Intangible assets	169,280	145,253	20,458
Goodwill	540,693	540,693	76,155
Property and equipment, net	116,184	116,782	16,448
Deferred tax assets	64,739	78,034	10,991
Operating lease right-of-use assets	62,898	118,408	16,677
Other non-current assets	99,293	232,455	32,741
Total non-current assets	1,281,046	1,492,641	210,233
Total assets	3,197,873	3,214,565	452,761

Liabilities
Current liabilities:
Short-term borrowings	—	29,825	4,201
Taxes payable	74,580	56,894	8,013
Contract liabilities	110,159	103,374	14,560
Salary and welfare payables	72,532	86,290	12,154
Amounts due to related parties	5,895	388	55
Accrued expenses and other current liabilities	224,589	233,913	32,945
Operating lease liabilities-current	50,285	29,739	4,189
Total current liabilities	538,040	540,423	76,117
Non-current liabilities:
Operating lease liabilities-non current	20,972	86,210	12,142
Deferred tax liabilities	30,993	25,082	3,533
Other non-current liabilities	—	1,536	216
Total non-current liabilities	51,965	112,828	15,891
Total liabilities	590,005	653,251	92,008

8

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

Shareholders’ equity:
Treasury stock	(232,835)	(358,453)	(50,487)
Class A Ordinary shares (US$0.0005 par value; 750,000,000 shares authorized as of December 31, 2022 and December 31, 2023; 73,065,987 and 68,843,320 shares issued and outstanding as of December 31, 2022, 73,688,044 and 63,422,436 shares issued and outstanding as of December 31, 2023, respectively)	236	238	34
Class B Ordinary shares (US$ 0.0005 par value; 20,000,000 shares authorized as of December 31, 2022 and December 31, 2023; 12,000,000 shares issued and outstanding as of December 31, 2022 and December 31, 2023)	37	37	5
Additional paid-in capital	3,043,971	3,080,433	433,870
Statutory reserves	29,027	33,855	4,768
Accumulated deficit	(346,618)	(330,166)	(46,503)
Accumulated other comprehensive income	4,107	18,185	2,561
Total So-Young International Inc. shareholders’ equity	2,497,925	2,444,129	344,248
Non-controlling interests	109,943	117,185	16,505
Total shareholders’ equity	2,607,868	2,561,314	360,753
Total liabilities and shareholders’ equity	3,197,873	3,214,565	452,761

9

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Information services and others	231,517	268,078	37,758	870,140	1,063,178	149,745
Reservation services	25,966	20,589	2,900	128,668	101,313	14,270
Sales of medical products and maintenance services	67,663	101,899	14,352	259,066	333,538	46,978
Total revenues	325,146	390,566	55,010	1,257,874	1,498,029	210,993
Cost of revenues:
Cost of services and others	(54,203)	(94,079)	(13,251)	(253,531)	(385,582)	(54,308)
Cost of medical products sold and maintenance services	(33,999)	(43,555)	(6,135)	(139,761)	(158,754)	(22,360)
Total cost of revenues	(88,202)	(137,634)	(19,386)	(393,292)	(544,336)	(76,668)
Gross profit	236,944	252,932	35,624	864,582	953,693	134,325
Operating expenses:
Sales and marketing expenses	(98,358)	(126,175)	(17,771)	(472,092)	(520,451)	(73,304)
General and administrative expenses	(73,175)	(86,668)	(12,207)	(260,208)	(290,765)	(40,953)
Research and development expenses	(41,066)	(44,993)	(6,337)	(235,087)	(203,524)	(28,666)
Total operating expenses	(212,599)	(257,836)	(36,315)	(967,387)	(1,014,740)	(142,923)
Income/(loss) from operations	24,345	(4,904)	(691)	(102,805)	(61,047)	(8,598)
Other income/(expenses):
Investment income, net	267	1,135	160	4,264	12,004	1,691
Interest income	10,276	10,820	1,524	28,883	48,843	6,879
Exchange gains/(losses)	23	389	55	(492)	(662)	(93)
Impairment of long-term investment	-	(444)	(63)	(7,945)	(444)	(63)
Share of losses of equity method investee	(6,215)	(2,031)	(286)	(17,223)	(12,723)	(1,792)
Others, net	646	3,424	482	8,246	21,898	3,084
Income/(loss) before tax	29,342	8,389	1,181	(87,072)	7,869	1,108
Income tax benefits	2,423	10,835	1,526	20,965	18,075	2,546
Net income/(loss)	31,765	19,224	2,707	(66,107)	25,944	3,654
Net (income)/loss attributable to noncontrolling interests	(492)	(1,723)	(243)	553	(4,664)	(657)
Net income/(loss) attributable to So-Young International Inc.	31,273	17,501	2,464	(65,554)	21,280	2,997

10

SO-YOUNG INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
Net earnings/(loss) per ordinary share
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - basic	0.38	0.23	0.03	(0.79)	0.27	0.04
Net earnings/(loss) per ordinary share attributable to ordinary shareholder - diluted	0.38	0.23	0.03	(0.79)	0.27	0.04
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (13 ADS represents 10 Class A ordinary shares)	0.29	0.18	0.03	(0.61)	0.21	0.03
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (13 ADS represents 10 Class A ordinary shares)	0.29	0.18	0.03	(0.61)	0.21	0.03
Weighted average number of ordinary shares used in computing earnings/(loss) per share, basic*	82,925,288	76,584,151	76,584,151	82,665,269	77,646,899	77,646,899
Weighted average number of ordinary shares used in computing earnings/(loss) per share, diluted*	83,083,826	77,011,890	77,011,890	82,665,269	78,054,950	78,054,950

Share-based compensation expenses included in:
Cost of revenues	(979)	(165)	(23)	(8,282)	(1,800)	(254)
Sales and marketing expenses	(439)	(2,830)	(399)	(6,781)	(5,680)	(800)
General and administrative expenses	(4,337)	(13,190)	(1,858)	(19,021)	(23,590)	(3,323)
Research and development expenses	(1,754)	(1,615)	(227)	(9,252)	(5,251)	(740)

*	Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

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SO-YOUNG INTERNATIONAL INC.

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB	RMB	US$	RMB	RMB	US$
GAAP income/(loss) from operations	24,345	(4,904)	(691)	(102,805)	(61,047)	(8,598)
Add back: Share-based compensation expenses	7,509	17,800	2,507	43,336	36,321	5,117
Non-GAAP income/(loss) from operations	31,854	12,896	1,816	(59,469)	(24,726)	(3,481)

GAAP net income/(loss) attributable to So-Young International Inc.	31,273	17,501	2,464	(65,554)	21,280	2,997
Add back: Share-based compensation expenses	7,509	17,800	2,507	43,336	36,321	5,117
Non-GAAP net income/(loss) attributable to So-Young International Inc.	38,782	35,301	4,971	(22,218)	57,601	8,114

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